UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 000-55181
Washington, D.C. 20549
CUSIP NUMBER 901773101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Twinlab Consolidated Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

4800 T-Rex Avenue, Suite 305
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Twinlab Consolidated Holdings, Inc. (the “Company”) will not be able to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “Form 10-Q”) due to additional time required by the Company to complete its review procedures of the Form 10-Q in light of reduced staffing in its finance and accounting department, which could not be eliminated without unreasonable effort or expense. The Company anticipates filing the Form 10-Q within the five-day extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carla Goffstein	(561)	443-5301
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of costs incurred closing the Company’s manufacturing facility, as well as a decrease in net sales, and an increase in cost of sales and a loss on the change of derivative liabilities, the Company anticipates that its consolidated statement of operations for the nine months ended September 30, 2018, when filed will differ materially from the prior fiscal year. The Company’s net loss for the nine months ended September 30, 2017 was $12.853 million compared with a projected/estimated net loss of $19.409 million for the nine months ended September 30, 2018.

Twinlab Consolidated Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2018	By:	/s/ Carla Goffstein
Carla Goffstein
SVP, Finance & Accounting, and Interim Chief Financial Officer (principal finance officer)